

Mail Stop 3030

March 15, 2017

<u>Via E-mail</u>
Erez Raphael
Chief Executive Officer
DarioHealth Corp.
9 Halamish Street
Caesarea Industrial Park
3088900, Israel

> **Re: DarioHealth Corp.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2017**
> **File No. 333-216607**

Dear Mr. Raphael:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your filing must be amended to present updated financial statements required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert V. Condon III, Esq.
Sullivan & Worcester LLP